October 26, 2004

                        Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

STREAM ACQUIRES CABLE NETWORK IN SOUTHERN POLAND

Stream Communications Network and Media Inc. ("the Company" or "Stream") is pleased to announce that it has acquired the cable television network in Southern Poland with 4,200 subscribers announced in the Company’s previous news release.

The network generated 1.2 million PLN (approx US $350,000) last year and presents solid opportunity for growth with 5,900 homes passed and another 6,000 homes to be wired in the network’s neighborhood.  Stream is able to offer new services to homes in this area, previously not available, to increase revenues.

“Stream has now consolidated a total of 14 networks and reaching a critical mass of 55,000 subscribers. With the credit facilities available to the Company we are now in a position to continue increasing our market share by consolidating both, small and large cable networks.” Said Stan Lis, President of Stream.

Stream is a broadband cable company and offers CATV, high-speed Internet and VoIP services in densely populated markets in Southern Poland (11.5 million inhabitants and 3.2 million TV homes).  Stream is one of the principal consolidators of the cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland.  Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol SCNWF.

For more information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.